Téléphone : +33 (0) 1 34 82 79 01
Télécopie : +33 (0) 1 34 82 79 10

PROVIMI

Secrétariat général

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 20 2007
WASH, D.C. 203

07021225

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, February 14th, 2007

Your ref.: File No. 82-5212

SUPPL

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

PROCESSED
FEB 23 2007
THOMSON FINANCIAL

Very truly yours,

Cécile GUL

RECEIVED
FEB 2 0 2007
203

PROVIMI
ON TOP OF THE FEED CHAIN

Annual sales increase of 15% in 2006

Paris/Rotterdam, 13 February 2007

The Provimi Group (listed on Euronext in Paris), one of the world leaders in the animal nutrition business, today announces its turnover for the full year 2006.

Sales increased by 15% to EUR 1,823.2 million compared to 2005. Progress was particularly good in North America and the emerging markets. On a like-for-like basis sales growth was 9.5%, partly driven by higher selling prices resulting from increased raw material costs. Acquisitions contributed EUR 64.7 million to sales, while more favourable exchange rates had an impact of EUR 20.4 million.

Revenues (in million EUR)	**31/12/2006**	**31/12/2005**	**Change**
France	**154.9**	144.2	**+7.4%**
Poland	**349.6**	348.4	**+0.3%**
Rest of Europe	**795.3**	680.4	**+16.9%**
North America	**228.9**	178.8	**+28.0%**
Rest of the world	**294.5**	233.5	**+26.1%**
Total	**1,823.2**	1,585.3	**+15.0%**

In France, despite a declining market, sales and volumes improved also due to a good contribution from strong exports growth to Asia and Latin America.

In Poland, operations were impacted by adverse market conditions for customers as a result of the indirect impact on the poultry sector of the avian flu scare in the first semester and the restriction in exports of pork meat due to closed borders with Russia and Ukraine. Unfavourable weather conditions negatively impacted crops resulting in a strong increase in grain prices.

In the Rest of Europe, sales showed good growth and included the full year effect of the acquisitions made in 2005. The most significant contribution to sales growth came from the feed businesses in The Netherlands, Romania, Bulgaria and Russia as well as from Pet food.

In North America, sales improved strongly as a result of new market initiatives and the acquisitions made in Canada and California in 2006.

In the Rest of the world, the excellent growth in sales was broad based. Notably the Aqua feed business in Chile sharply increased sales benefiting from favourable market conditions and the joint venture with AquaChile. Part of the increase can also be attributed to higher prices for fish meal and fish oil. Sales further benefited from strong developments in other countries such as Vietnam, India, South Africa and Brazil.

Outlook full year results 2006

The Group is positive about its full year results 2006.

The full year results will be published on 21 March 2007 after market closing.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has annual sales of EUR 1.8 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 423 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 40 78

This press release and other info on the company can be downloaded from the Group's website: **http://www.provimi.com**

PROVIMI
ON TOP OF THE FEED CHAIN

PRESS RELEASE : PROVIMI - ROLIMPEX

Paris/Rotterdam, 31 January 2007

Within the framework of the conclusion of a share purchase agreement between Provimlux Investments SA and Nutrilux S.à.r.l. with respect to the block of shares owned by Provimlux Investments SA in Provimi SA, the Provimi Group informs that, pursuant to the applicable Polish laws and regulations, its subsidiary Provimi Holding BV has announced the launching, in concert party with Nutrilux S.à.r.l., of a mandatory tender offer with respect to the shares of Provimi-Rolimpex other than the shares owned by Provimi Holding BV and representing 22.25% of the share capital of Provimi-Rolimpex. Provimi-Rolimpex is a Polish indirect subsidiary of Provimi SA listed on the Warsaw Stock Exchange.

Further information in connection with this mandatory tender offer may be obtained from the broker, Dom Maklerski BZ WBK SA , i.e. : www.dmbzwbk.pl

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has sales of EUR 1.6 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures nutritional products and provides technical support for all species, including ruminants, poultry, swine, horses, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + 33 (0)1 34 82 79 04

Press relations:
Miriam ter Braak: + 31 (0)10 4 23 96 33, or mobile + 31 (0)6 511 23 766

This press release and other information on the Group are available on the Group's website: http://www.provimi.com.

PROVIMI

ON TOP OF THE FEED CHAIN

PRESS RELEASE PROVIMI SA

Paris/Rotterdam, January 30, 2007. The Board of Directors of Provimi SA announced today that its shareholder Provimlux Investments SA has entered into a sale purchase agreement with Nutrilux S.à.r.l., a company indirectly controlled by funds advised or managed by Permira Advisers LLP, relating to its block stake of 19,323,016 shares of Provimi SA (representing 74.05% of the share capital and 74.47 % of the voting rights) at a price of 30 euros per share plus assumption of the vendor's costs. Provimlux Investments SA, a company incorporated under the laws of Luxembourg and controlled by funds advised or managed by PAI partners and CVC Capital Partners, owns 74.05 % of the share capital and 74.47 % of the voting rights of Provimi SA.

Over the last few months, the Board of Directors of Provimi SA and Provimlux Investments SA, assisted by Goldman Sachs as its exclusive advisor and Willkie Farr & Gallagher LLP, as its legal advisor, have been conducting a review of the strategic alternatives available and concluded that Nutrilux S.à.r.l.'s offer represents the best alternative to all Provimi SA shareholders and offers Provimi a new shareholder to deliver its future growth prospects.

The transaction is only subject to approval of the competent antitrust authorities.

As required by applicable stock exchange regulations, a project of mandatory offer will be launched, following completion of the transaction, on all the remaining shares of Provimi SA.

As required by the applicable stock exchange regulations, a further announcement will be made in due course within the framework of the filing of the mandatory tender offer.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has sales of EUR 1.6 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures nutritional products and provides technical support for all species, including ruminants, poultry, swine, horses, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + 33 (0)1 34 82 79 04

Press relations:
Miriam ter Braak: + 31 (0)10 4 23 96 33, or mobile + 31 (0)6 511 23 766

This press release and other information on the Group are available on the Group's website: http://www.provimi.com.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071 Facsimile : (66) 0-2236-1982
E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

MGMT. SYS. RvA C024
DNV
DNV Certification B.V., The Netherlands

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 20 2007
WASH. D.C.
203

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated **February 14, 2007** of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	_______
Title: Audited Financial Information for Years Ended _______________and ______ Date: as of ___________________and ______ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Unaudited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Interim Financial Information for Three Months Ended December 31, 2006 and Review Report of Certified Public Accountant Date: as of February 14, 2006. Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ___________ ___, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	_______

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __, 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of ________________ Shares of Common Stock of the Company Date: ___________ __, 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the _______________ Shareholders Meeting Date: ___________ __, 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __, 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Other: Title: Date: ___________ __, 200__ Entity requiring item:	________

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071 Facsimile : (66) 0-2236-1982
E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

MGMT.SYS. RvA C024
DNV Certification B.V., The Netherlands

(Reviewed Quarter – 2 F/S (F45 – 1))

Report : Reviewed Quarterly Financial Statements

ASIA FIBER PUBLIC CO., LTD.

Review

Ending December 31, 2007

(In Thousands)

	Quarter 2		For 6 Months	
Year	2006	2005	2006	2005
Net profit (loss)	(8,690)	(14,910)	(5,948)	(16,287)
EPS (baht)	(0.19)	(0.33)	(0.13)	(0.36)

Type of report : Unqualified Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

ASIA FIBER PUBLIC COMPANY LIMITED

(Mrs.Jintana Thanatavee)

Director

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071 Facsimile : (66) 0-2236-1982
E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

MGMT. SYS. RvA C024
DNV
DNV Certification B.V., The Netherlands

OPERATING RESULTS

ENDED December 31, 2006

The results for the second quarter of the fiscal year 2006/2007, ending on December 31, 2006 shows a net loss of 8.69 million Baht, or 0.19 Baht per share, while the corresponding results of previous year showed a net loss of 14.91 million Baht, or 0.33 Baht per share. An increase of 6.22 million Baht, or 41.71%, the reasons of which follow:

1. Net sales increased from 299.98 million Baht last year to 386.50 million Baht this year. an increase of 86.52 million Baht or 28.84%. This is the result of a rise in domestic sales from 144.92 million Baht to 230.75 million Baht, a rise of 59.22%, while export sales increased from 155.06 million Baht last year to 155.76 million Baht this year, an increase of 0.70 million Baht or 0.45%.
2. Gross loss 4.52 million Baht or 1.51% last year to 2.64 million Baht or 0.68% this year.
3. Other income increased from 7.56 million Baht last year to 8.69 million Baht this year, an increase of 1.13 million Baht or 15.01%.

On the other hand, operation expenses increased from 16.26 Million Baht last year to 18.28 million this year, an increased 2.02 million Baht or 12.44% and interest expense increased from 1.69 million Baht last year to 1.74 million Baht this year.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

(Mrs.Jintana Thanatavee)

Director

ASIA FIBER PUBLIC COMPANY LIMITED

FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT

JULY 1, 2006 TO DECEMBER 31, 2006

ASIA FIBER PUBLIC COMPANY LIMITED

Horwath
บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.
Certified Public Accountants
Member Horwath International

Auditor's Review Report

To the Shareholders and Board of Directors of

Asia Fiber Public Company Limited

I have reviewed the balance sheet as at December 31, 2006, the statements of income for the three-month and six-month periods ended December 31, 2006, and the statements of changes in shareholders' equity and cash flows for the six-month period ended December 31, 2006 of Asia Fiber Public Company Limited. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review. The balance sheet of Asia Fiber Public Company Limited as at June 30, 2006, presented herewith for comparative purpose, were audited by another auditor whose report dated August 15, 2006, expressed an unqualified opinion on them. The statements of income for the three-month and six-month periods ended December 31, 2005, the statements of changes in shareholders' equity and cash flows for the six-month period ended December 31, 2005 of Asia Fiber Public Company Limited, presented herewith for comparative purpose, were reviewed by other auditor whose report dated February 7, 2006, stated that nothing had come to his attention that caused him to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my review in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an opinion on those financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects in accordance with generally accepted accounting principles.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr. Pornchai Kittipanya-ngam)
Authorized Auditor No. 2778
Bunchikij Co., Ltd.

Bangkok
February 6, 2007

87 อาคารโมเดอร์นทาวน์ ชั้น 9 ซอยเอกมัย 3 ถนนสุขุมวิท 63 แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร 0-2382-0414 แฟ็กซ์ 0-2381-5849, 0-2382-0417
9th Floor 87 Modern Town Building Ekamai Soi 3 Sukhumvit 63 Rd., Wattana, Bangkok 10110 Thailand. Tel. 0-2382-0414 Fax: 0-2381-5849, 0-2382-0417
E-mail : info@bunchikij.com www.bunchikij.com

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT DECEMBER 31, 2006 AND JUNE 30, 2006

Unit : Thousand Baht

ASSETS

	Notes	Reviewed/ Unaudited Dec. 31, 2006	Audited Jun. 30, 2006
CURRENT ASSETS			
Cash and cash equivalents		45,137	57,431
Trade account receivables, net			
- Related companies	3	56,372	56,278
- Other companies	4	157,236	191,960
Inventories, net		438,815	400,774
Inventories in transit		11,015	2,570
Other current assets		6,446	26,456
Total Current Assets		715,021	735,469
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	5	-	-
Investment in common shares of other company (general investment) - at cost	6	500	500
Property, plant and equipment, net	7, 8	463,355	484,372
Other non-current assets		531	512
Total Non-Current Assets		464,386	485,384
TOTAL ASSETS		1,179,407	1,220,853

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2006 AND JUNE 30, 2006

Unit : Thousand Baht

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	Reviewed/ Unaudited Dec. 31, 2006	Audited Jun. 30, 2006
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	7, 8	120,012	160,000
Trade account payables		44,539	46,396
Other current liabilities		45,283	38,936
Total Current Liabilities		209,834	245,332
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital 100,000,000 common shares of Baht 10 each		1,000,000	1,000,000
- Issued and paid-up share capital 45,574,266 common shares of Baht 10 each	9	455,743	455,743
Premium on share capital		369,500	369,500
Revaluation increment in land	7	247,992	247,992
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(121,268)	(115,320)
Shareholders' Equity, Net		969,573	975,521
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,179,407	1,220,853

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED DECEMBER 31, 2006 AND 2005

Unit : Thousand Baht

	Note	Three-Month Periods Ended December 31,		Six-Month Periods Ended December 31,	
		2006	2005	2006	2005
REVENUES	3				
Net sales		384,048	299,219	828,330	639,049
Service income		2,459	765	3,960	2,621
Other income		8,696	7,560	19,534	13,945
Total Revenues		395,203	307,544	851,824	655,615
EXPENSES					
Cost of sales		381,719	304,065	816,434	636,586
Cost of services		2,146	437	3,356	1,618
Selling and administrative expenses		18,282	16,259	34,119	30,029
Total Expenses		402,147	320,761	853,909	668,233
Loss before Interest Expense		(6,944)	(13,217)	(2,085)	(12,618)
Interest Expense		(1,746)	(1,693)	(3,863)	(3,669)
NET LOSS		(8,690)	(14,910)	(5,948)	(16,287)
Basic Loss per Share (Baht)		(0.19)	(0.33)	(0.13)	(0.36)
Weighted Average Number of Common Shares (Shares)		45,574,266	45,572,498	45,574,266	45,572,498

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED
DECEMBER 31, 2006 AND 2005

Unit : Thousand Baht

	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Retained Earnings Appropriated for Legal Reserve	Retained Earnings Appropriated for General Reserve	Deficit	Net
Balance as at July 1, 2006	455,743	369,500	247,992	16,248	1,358	(115,320)	975,521
Net loss for the period	-	-	-	-	-	(5,948)	(5,948)
Balance as at December 31, 2006	455,743	369,500	247,992	16,248	1,358	(121,268)	969,573
Balance as at July 1, 2005	455,725	369,500	247,992	16,248	1,358	(36,619)	1,054,204
Net loss for the period	-	-	-	-	-	(16,287)	(16,287)
Balance as at December 31, 2005	455,725	369,500	247,992	16,248	1,358	(52,906)	1,037,917

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED

DECEMBER 31, 2006 AND 2005

Unit : Thousand Baht

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	(5,948)	(16,287)
Adjustments to reconcile net loss to net cash provided by operating activities		
Reversal of allowance for doubtful accounts	-	(513)
Reversal of allowance for slow-moving spare parts for machinery	(271)	(178)
Depreciation	21,831	24,232
Gain on disposal of fixed assets	(304)	(518)
Disposal of spare parts for machinery	424	537
Unrealized gain on foreign exchange, net	(56)	(53)
Decrease (Increase) in Operating Assets:		
Trade account receivables	34,686	67,632
Inventories	(38,041)	43,410
Inventories in transit	(8,445)	17,411
Other current assets	20,010	8,924
Other non-current assets	(19)	-
Increase (Decrease) in Operating Liabilities:		
Trade account payables	(1,857)	34,316
Other current liabilities	6,347	854
Net Cash Provided by Operating Activities	28,357	179,767
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash proceeds from disposal of fixed assets	304	518
Purchases of fixed assets	(967)	(32,774)
Net Cash Used in Investing Activities	(663)	(32,256)

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED

DECEMBER 31, 2006 AND 2005

Unit : Thousand Baht

	2006	2005
CASH FLOWS FROM FINANCING ACTIVITY:		
Decrease in bank overdrafts and short-term loans from financial institutions	(39,988)	(132,966)
Net Cash Used in Financing Activity	(39,988)	(132,966)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,294)	14,545
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	57,431	40,536
CASH AND CASH EQUIVALENTS AT END OF PERIOD	45,137	55,081
Additional Cash Flow Information:		
Cash payments during the period for:		
- Interest expense	4,485	3,905
- Withholding income tax	96	85

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to financial statements are an integral part of these statements.

1. GENERAL INFORMATION AND BASIS FOR PREPARATION

1.1 GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand on March 10, 1970 and listed in the Stock Exchange of Thailand since 1977. The Company is engaged in manufacturing of nylon products. The Company's office and factory addresses are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand.

Factory : 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

1.2 BASIS FOR PREPARATION

1.2.1 The financial statements have been prepared in accordance with the Generally Accepted Accounting Standards issued under the Accounting Profession Act B.E. 2547, and according to the requirements of the Securities and Exchange Commission, and the regulation of the Stock Exchange of Thailand.

1.2.2 The measurement basis used in preparing the financial statements is that the other than those disclosed in notes to the financial statements, the financial statements are prepared on the historical cost basis.

ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and deposits at financial institutions. Cash on hand is kept for general use within the Company. Deposits in financial institutions are short-term savings deposits and current accounts that are highly liquid investments, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in Common Shares

Investment in associated company is accounted for by the equity method. If the associated company report net loss, the Company will discontinue applying the equity method when the balance of investment in such associated company is reduced to zero. The Company will resume applying the equity method only after the associated company subsequently report net profit, and its share of net profit exceeds the share of net losses not recognized during the period the equity method was suspended. If the Company has incurred obligations to the associated company or to satisfy obligations of the said associated company that the Company has guaranteed or otherwise committed, the Company will continue to recognize its shares of losses of the associated company.

The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed.

Property, Plant and Equipment

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss the accounts and gain on loss resulting from their disposal is included in the statements of income. The Company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Assets

The Company reviews the impairment of assets whenever events or changes in circumstances indicate that the recoverable amount (the higher of asset's selling price or value in use) of assets is below the carrying amount. The review is made for individual assets or for the cash-generating unit.

If the carrying value of an asset exceeds its recoverable amount, the Company recognizes the impairment losses by reducing the carrying value of the asset to its recoverable amount and recording the devaluation in statements of income or reducing revaluation increment in assets in case that those assets were previously revalued. The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or is decreased. Such a reversal should not exceed the carrying amount that would have been determined (net of the associated depreciation or amortization).

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, the probable return of goods or the continuing management involvement with the goods.

Service income is principally based on services rendered on an accrual basis.

Other income is recognized on an accrual basis.

Use of Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Transactions

Transactions in foreign currencies throughout the period are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

In case that assets and liabilities are covered by forward exchange contracts, they are translated into Baht at the rates of the related forward exchange contracts. The related forward premium is recorded as income/expense over the forward contract term. The said amortized forward premium income/expense and gains or losses on the forward exchange contracts covering assets and liabilities are offset against the related exchange losses or gains on the receivables and liabilities being hedged.

Income Tax

The provision for income tax (if any) is based on the amount payable according to the Revenue Code.

Basic Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of common shares outstanding during the periods.

The Company does not present dilutive loss per share for the three-month and six- month periods ended December 31, 2005 because the exercise price of warrant is higher than the fair value of common share as at December 31, 2005.

ASIA FIBER PUBLIC COMPANY LIMITED

3. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through common shareholders and/or directorships. Those significant transactions with related companies as included in the interim financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at December 31, 2006 and June 30, 2006, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associated and directorship

As at December 31, 2006 and June 30, 2006, trade account receivables from related companies consisted of:

Unit : Thousand Baht

	Audited Jun. 30, 2006	Increase	Decrease	Reviewed/ Unaudited Dec. 31, 2006
Thai Far East Co., Ltd.	107,656	799	1,488	106,967
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	197	1,324	810	711
Thai Industries Development Co., Ltd.	-	282	27	255
Asia Garment Co., Ltd.	101	175	161	115
Total	127,278	2,580	2,486	127,372
Less allowance for doubtful accounts	(71,000)			(71,000)
Net	56,278			56,372

ASIA FIBER PUBLIC COMPANY LIMITED

3. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The aging analysis of the above trade account receivables from related companies as at December 31, 2006 and June 30, 2006 are as follows:

Unit: Thousand Baht

	Reviewed/ Unaudited Dec. 31, 2006	Audited Jun. 30, 2006
Current to 3 months	1,385	711
Over 3 months to 6 months	428	118
Over 6 months to 12 months	531	1,335
Over 12 months	125,028	125,114
Total	127,372	127,278
Less allowance for doubtful accounts	(71,000)	(71,000)
Net	56,372	56,278

As at December 31, 2006 and June 30, 2006, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 125.6 million and Baht 126.4 million, respectively (the outstanding balances from these companies as at December 31, 2006 and June 30, 2006 totalling Baht 126.3 million and Baht 127.0 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.5 million (at market price) and Baht 56.1 million (at force sale price). Based on conservative basis, the Company provided an allowance for doubtful accounts of Baht 71.0 million as at December 31, 2006 and June 30, 2006. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivable still operate in the normal course of business.

ASIA FIBER PUBLIC COMPANY LIMITED

3. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The transactions with the related companies which included in the statements of income for each of the three-month and six-month periods ended December 31, 2006 and 2005 are as follows:

		In Thousand Baht			
		REVIEWED/UNAUDITED			
		Three-Month Periods Ended December 31,		Six-Month Periods Ended December 31,	
	Policy of Pricing	2006	2005	2006	2005
Net sales	Market Price	1,472	1,214	2,411	2,328
Interest income (on delay payment from customers)	Negotiated Agreement	722	728	1,444	1,454

4. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables - other companies as at December 31, 2006 and June 30, 2006, were as follows:

Unit : Thousand Baht

	Reviewed/ Unaudited Dec. 31, 2006	Audited Jun. 30, 2006
Current to 3 months	165,722	200,755
Over 3 months to 6 months	-	-
Over 6 months to 12 months	472	17
Over 12 months	3,775	3,921
Total	169,969	204,693
Less allowance for doubtful accounts	(12,733)	(12,733)
Net	157,236	191,960

As at December 31, 2006 and June 30, 2006, an allowance for doubtful accounts amounted to Baht 12.7 million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

ASIA FIBER PUBLIC COMPANY LIMITED

5. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

Unit : Thousand Baht

The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
As at December 31, 2006 (Reviewed/ Unaudited)						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-
As at June 30, 2006 (Audited)						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

6. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

Unit : Thousand Baht

	Reviewed/ Unaudited Dec. 31, 2006	Audited Jun. 30, 2006
Thai Caprolactum Public Company Limited (Paid-up capital of Baht 8,659.9 million)	500	500

ASIA FIBER PUBLIC COMPANY LIMITED

7. PROPERTY, PLANT AND EQUIPMENT, NET

The movements of property, plant and equipment during the six-month period ended December 31, 2006 were as follows:

	Unit : Thousand Baht Reviewed/ Unaudited Dec. 31, 2006
Beginning balance as at July 1, 2006	484,372
Additions/transfer in	967
Disposals/transfer out – net of accumulated depreciation	(424)
Depreciation	(21,831)
Reversal of allowance for slow-moving spare parts for machinery	271
Ending balance as at December 31, 2006	463,355

Depreciation for each of the six-month periods ended December 31, 2006 and 2005 amounting to approximately Baht 21.8 million and Baht 24.2 million, respectively.

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at December 31, 2006 and June 30, 2006, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated March 23, 2005). The excess of appraised value over cost of Baht 248 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

ASIA FIBER PUBLIC COMPANY LIMITED

7. PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

As at December 31, 2006 and June 30, 2006, certain fixed assets with

a) The original costs totalling Baht 2,003.8 million and Baht 1,953.7 million, respectively, fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 339.2 million and Baht 347.8 million, respectively, are mortgaged/pledged as collateral for bank overdraft lines and short-term loans as discussed in Note 8.

8. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Unit : Thousand Baht

	Reviewed/ Unaudited Dec. 31, 2006	Audited Jun. 30, 2006
Bank Overdrafts	12	-
Short-term loans (interest rate at 6.08% p.a. to 6.80% p.a. as at December 31, 2006 and 5.93% p.a. to 6.20% p.a. as at June 30, 2006)	120,000	160,000
Total	120,012	160,000

As at December 31, 2006, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 30 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 7.

Short-term loans of Baht 120.0 million and Baht 160.0 million as at December 31, 2006 and June 30, 2006, respectively, are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 7.

ASIA FIBER PUBLIC COMPANY LIMITED

9. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 per share.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 per share.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In July 2002, October 2003 and January 2006, several shareholders exercised their warrants to purchase 78 common shares, 80 common shares and 1,768 common shares, respectively, at the price of Baht 10 per share.

ASIA FIBER PUBLIC COMPANY LIMITED

10. SEGMENTATION OF BUSINESS

Unit : Thousand Baht

Reviewed/ Unaudited

	For the six-month period ended December 31, 2006		
	Local	Export	Total
Net sales	467,424	360,906	828,330
Services income	3,960	-	3,960
Total	471,384	360,906	832,290
Cost of sales	443,727	372,707	816,434
Cost of services	3,356	-	3,356
Total	447,083	372,707	819,790
Gross profit (loss)	24,301	(11,801)	12,500
Other income			19,534
Selling and administrative expenses			(34,119)
Interest expense			(3,863)
Net loss			(5,948)
Property, plant and equipment, net			463,355
Others			716,052
Total assets			1,179,407

ASIA FIBER PUBLIC COMPANY LIMITED

10. SEGMENTATION OF BUSINESS (CONTINUED)

Unit : Thousand Baht

Reviewed/ Unaudited

	For the six-month period ended December 31, 2005		
	Local	Export	Total
Net sales	341,076	297,973	639,049
Services income	2,621	-	2,621
Total	343,697	297,973	641,670
Cost of sales	342,420	294,166	636,586
Cost of services	1,618	-	1,618
Total	344,038	294,166	638,204
Gross profit (loss)	(341)	3,807	3,466
Other income			13,945
Selling and administrative expenses			(30,029)
Interest expense			(3,669)
Net loss			(16,287)
Property, plant and equipment, net			500,437
Others			791,433
Total assets			1,291,870

11. OTHERS

As at December 31, 2006, the Company had unused letters of credit amounting to Baht 10.9 million.

12. APPROVAL OF FINANCIAL STATEMENTS

These interim financial statements were authorised for issue on February 6, 2007, by the authorised directors.

ASIA FIBER PUBLIC COMPANY LIMITED

END